UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

On December 11, 2025, the board of directors of IM Cannabis Corp. (the “Company”) appointed Mr. Asi Levi as the Company’s Chief Financial Officer, effective immediately. Mr. Levi will replace Mr. Uri Birenberg, who resigned from his position as the Company’s Chief Financial Officer for personal reasons.

Mr. Levi has over 15 years of experience in finance and controlling roles, including serving as chief financial officer of Water Ways Technologies Inc. (TSXV: WWT) and DekelOil CI (part of Dekel Agri-Vision Plc (AIM: DKL)), and as controller of SciSparc Ltd. (Nasdaq: SPRC) and A2Z Cust2Mate Solutions Corp. (Nasdaq: AZ). He has overseen fundraising efforts and handled financial planning, budgeting, and cash flow management in compliance with international financial reporting standards (IFRS) and other standards.

In connection with this appointment, the Company expects to enter into its standard form of indemnification agreement with Mr. Levi on the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. There are no related party transactions involving Mr. Levi required to be disclosed under Item 7.B of Form 20-F.

On December 12, 2025, the Company issued a press release titled “IM Cannabis Appoints Asi Levi as Chief Financial Officer,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Report”).

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-289571 and 333-288346) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release dated December 12, 2025 titled “IM Cannabis Appoints Asi Levi as Chief Financial Officer”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.

Date: December 12, 2025	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director